UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*


                          Energy Conversion Devices, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    292659109
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                                 (CUSIP Number)


	Clint Coghill
	Coghill Capital Management
	1 N Wacker Dr. Ste. #4350
	Chicago, IL 60606
	312-324-2000


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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               February 22, 2007
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [x]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 292659109                     13D                          PAGE 2 OF 8
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   1     NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

   	    CCM Master Qualified Fund, Ltd.*  98-0363044
          Coghill Capital Management, LLC.+*  36-4313801
          Clint D. Coghill+*
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a)[ ]
                                                                         (b)[x]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
         WC

-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         CCM Master Qualified Fund, Ltd.* - Cayman Islands
 	   Coghill Capital Management, LLC.+* - Delaware, USA
         Clint D. Coghill+* - USA

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                                7    SOLE VOTING POWER
                                     0

         NUMBER OF            ------ -------------------------------------------
           SHARES               8    SHARED VOTING POWER
        BENEFICIALLY                 3,443,667**
          OWNED BY
            EACH              ------ -------------------------------------------
         REPORTING              9    SOLE DISPOSITIVE POWER
           PERSON                    0
            WITH
                              ------ -------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     3,443,667**

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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,443,667**
-------- -----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                 [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.6%***
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CCM Master Qualified Fund, Ltd.* - CO
         Coghill Capital Management, LLC.+* - IA
         Clint D. Coghill+* - IN

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CUSIP NO. 292659109                     13D                          PAGE 3 OF 8
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                                  Schedule 13D

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the Common Stock, of Energy
Conversion Devices, Inc.
(the "Issuer"). The address of the Issuer's principal offices is:

2956 Waterview Drive
Rochester Hills, MI 48309

Item 2.   Identity and Background.
          -----------------------

          (a) The name of the reporting persons are:  CCM Master
Qualified Fund, Ltd*, Coghill Capital Management, LLC+*, and
Clint D. Coghill+*.

          (b) The address of principal business office is:
1 N. Wacker Dr. Ste. #4350
Chicago, IL 60606

          (c) Coghill Capital Management LLC+*, is an SEC registered investment advisor.

          (d) During the five years prior to the date hereof, CCM
Master Qualified Fund, Ltd*, Coghill Capital Management, LLC+*, and or Clint D. Coghill+* have not been convicted in a criminal proceeding
 (excluding traffic violations or similar misdemeanors).

          (e) During the five years prior to the date hereof, CCM Master Qualified Fund, Ltd*, Coghill Capital Management, LLC+*, and or Clint D. Coghill+* have not been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

          (f) Coghill Capital Management, LLC is incorporated in Delaware, USA.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Working Capital of CCM Master Qualified Fund, Ltd.*

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CUSIP NO. 292659109                     13D                          PAGE 4 OF 8
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Item 4.   Purpose of Transaction.
          ----------------------

          All shares were acquired for investment purposes. The Reporting Persons believe that the Issuer's Board of Directors (Board) should consider making changes to current management and enterprise structure. The Reporting Persons intend to be in contact with members of the Board to express this view. The Reporting Persons intend to review their investment in the Issuer on a regular basis and, as a result thereof, may at any time and from time to time determine, either alone or as part of a group,(a) to acquire additional securities of the Issuer, through open market purchases, in privately negotiated transactions, through a public tender offer or extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (b) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, as listed below. Notwithstanding anything contained herein, the Reporting Persons also intend to discuss matters of concern with the Management of the Issuer, and reserve the right to do so with their investors and with other shareholders of the Issuer. The Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters.

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any material change in the present capitalization or dividend policy of the Issuer;

          (e) Any other material change in the Issuer's business or corporate structure;

          (f) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of the Issuer by any person;

          (g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (i) Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

(a) CCM Master Qualified Fund, Ltd*, Coghill Capital Management,
LLC+*, and Clint D. Coghill+* have beneficial ownership of 3,443,667** shares (8.6%***).

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CUSIP NO. 292659109                     13D                          PAGE 5 OF 8
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          (b) Number of Shares as to which CCM Master Qualified
Fund, Ltd*, Coghill Capital Management, LLC+*, and Clint D.
Coghill+* have:

               (i)    sole power to vote or to direct the vote:

                      0 shares of Common Stock.

               (ii)   shared power to vote or to direct the vote:

                      3,443,667** shares of Common Stock (8.6%***).

               (iii)  sole power to dispose or to direct the disposition:

                      0 shares of Common Stock.

               (iv)   shared power to dispose or to direct the disposition:

                      3,443,667** shares of Common Stock (8.6%***).

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CUSIP NO. 292659109                     13D                          PAGE 6 OF 8
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          (c) Transaction occurring during the past sixty days:
See Exhibit 1

          (d) N/A

          (e) N/A

Item 6.   Contracts, Arrangements, Undertakings or Relationships with Respect
          -------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          The Reporting Persons are the beneficial owners of 400,000 warrants, which grant the holder to purchase common shares of stock from the Issuer at $22.93/share on or before March 10, 2010. Further, the Reporting Persons have sold exchange-traded put options, with varying strike prices and expirations dates, which may, from time to time, require the Reporting Persons to purchase up to 670,400 shares of common stock, depending on whether the counterparty exercises these options and not as a result of the Reporting Persons own actions.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Exhibit 1: Transactions effected during the past 60 days.

Explanation of Responses:
* The reporting persons disclaim beneficial ownership of the securities except to the extent of their pecuniary interest therein.

** Includes warrants to purchase shares of common stock that are exercisable within 60 days.

*** Based on 39,524,918 shares of common stock issued and outstanding as of February 6, 2007 as reported by the Issuer in its Registrations Statement on Form 10-Q filed with the Securities and Exchange Commission on February 8, 2007 plus 400,000 shares of common stock issue-able via warrants held by the Reporting Persons as described in Item 6 of this
Schedule 13D.

+ Principal of the investment manager or investment manager to the investment management entity in whose account the reported securities are held

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CUSIP NO. 292659109                     13D                          PAGE 7 OF 8
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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 22, 2007


/S/ Clint D. Coghill+*
----------------------------
Clint D. Coghill+*

/S/ Coghill Capital Management, LLC+*
----------------------------
Coghill Capital Management, LLC+*

/S/ CCM Qualified Master Fund, Ltd.*
----------------------------
CCM Qualified Master Fund, Ltd.*

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CUSIP NO. 292659109                     13D                          PAGE 8 OF 8
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                                    EXHIBIT 1


Date	     Transaction	Location     Security	Quantity	Price/Unit
12/26/2006	Sell      	Open Market  Common Stock   (28,500) 34.99
12/26/2006	Purchase  	Open Market  Call Options   775 	 1.93
12/27/2006	Sell      	Open Market  Common Stock   (800)	 34.43
12/27/2006	Sell      	Open Market  Common Stock   (6,200)	 34.43
12/27/2006	Sell      	Open Market  Common Stock   (53,800)  34.43
12/27/2006	Sell      	Open Market  Common Stock   (2,500)	 34.43
12/27/2006	Sell      	Open Market  Common Stock   (2,500)	 34.43
12/27/2006	Sell      	Open Market  Common Stock   (1,400)	 34.43
12/27/2006	Sell      	Open Market  Common Stock   (34,600)  34.43
12/27/2006	Purchase  	Open Market  Call Options   275 	 1.85
12/27/2006	Purchase  	Open Market  Call Options   1,125 	 2.78
12/29/2006	Purchase  	Open Market  Common Stock   5,000 	 45.02
12/29/2006	Sell      	Open Market  Common Stock   (800)	 33.79
12/29/2006	Sell      	Open Market  Common Stock   (3,600)	 33.79
12/29/2006	Sell      	Open Market  Common Stock   (14,600)  33.79
12/29/2006	Sell      	Open Market  Common Stock   (40,000)  33.79
12/29/2006	Purchase  	Open Market  Call Options   685 	 1.25
12/29/2006	Purchase  	Open Market  Call Options   600 	 2.40
01/03/2007	Purchase  	Open Market  Common Stock   19,900 	 45.02
01/03/2007	Sell      	Open Market  Common Stock   (800)	 32.71
01/03/2007	Sell      	Open Market  Common Stock   (24,700)  32.71
01/03/2007	Sell      	Open Market  Common Stock   (1,400)	 32.71
01/03/2007	Sell      	Open Market  Common Stock   (34,600)  32.71
01/03/2007	Purchase  	Open Market  Call Options   1,285 	 2.60
01/04/2007	Sell      	Open Market  Common Stock   (15,000)  33.99
01/08/2007	Purchase  	Open Market  Common Stock   4,200 	 45.02
01/09/2007	Purchase  	Open Market  Common Stock   4,200 	 45.02
01/09/2007	Purchase  	Open Market  Common Stock   25,000 	 40.02
01/12/2007	Purchase  	Open Market  Common Stock   12,700 	 40.02
01/16/2007	Purchase  	Open Market  Common Stock   10,200 	 40.02
01/16/2007	Purchase  	Open Market  Common Stock   200 	 45.02
01/17/2007	Purchase  	Open Market  Common Stock   2,000 	 40.02
01/17/2007	Sell      	Open Market  Common Stock   (2,500)	 34.02
01/17/2007	Sell      	Open Market  Common Stock   (1,400)	 34.02
01/17/2007	Sell      	Open Market  Common Stock   (800)	 34.02
01/17/2007	Sell      	Open Market  Common Stock   (6,200)	 34.02
01/17/2007	Sell      	Open Market  Common Stock   (500)	 34.02
01/17/2007	Sell      	Open Market  Common Stock   (25,000)  34.02
01/17/2007	Sell      	Open Market  Common Stock   (2,500)	 34.02
01/17/2007	Sell      	Open Market  Common Stock   (34,600)  34.02
01/18/2007	Purchase  	Open Market  Common Stock   7,500 	 40.02
01/18/2007	Sell      	Open Market  Common Stock   (5,000)	 32.83
01/18/2007	Sell      	Open Market  Common Stock   (65,000)  32.83
01/18/2007	Purchase  	Open Market  Call Options   1,500 	 2.51
01/19/2007	Purchase  	Open Market  Common Stock   5,500 	 45.02
01/19/2007	Purchase  	Open Market  Common Stock   37,600 	 40.02
01/19/2007	Sell      	Open Market  Common Stock   (5,000)	 32.69
01/19/2007	Purchase  	Open Market  Call Options   1,250 	 2.27
01/22/2007	Purchase  	Open Market  Call Options   200 	 2.76
01/30/2007	Sell      	Open Market  Common Stock   (5,400)	 34.25
01/30/2007	Sell      	Open Market  Common Stock   (6,200)	 34.25
01/30/2007	Sell      	Open Market  Common Stock   (2,500)	 34.25
01/30/2007	Sell      	Open Market  Common Stock   (2,500)	 34.25
01/30/2007	Sell      	Open Market  Common Stock   (12,700)  34.25
01/30/2007	Purchase  	Open Market  Call Options   750 	 2.53
02/01/2007	Purchase  	Open Market  Call Options   1,025 	 2.85
02/01/2007	Purchase  	Open Market  Call Options   850 	 1.08
02/08/2007	Purchase  	Open Market  Common Stock   200 	 45.02
02/08/2007	Purchase  	Open Market  Call Options   1,571 	 1.09
02/08/2007	Purchase  	Open Market  Call Options   675 	 2.96
02/09/2007	Purchase  	Open Market  Common Stock   82,400 	 45.02
02/09/2007	Purchase  	Open Market  Common Stock   2,500 	 35.02
02/09/2007	Purchase  	Open Market  Common Stock   17,100 	 40.02
02/09/2007	Purchase  	Open Market  Call Options   940 	 2.11
02/09/2007	Purchase  	Open Market  Call Options   1,525 	 1.08
02/12/2007	Purchase  	Open Market  Common Stock   4,100 	 40.02
02/12/2007	Purchase  	Open Market  Common Stock   5,500 	 45.02
02/12/2007	Purchase  	Open Market  Common Stock   15,800 	 40.02
02/12/2007	Purchase  	Open Market  Common Stock   22,500 	 35.02
02/13/2007	Purchase  	Open Market  Common Stock   2,500 	 45.02
02/13/2007	Purchase  	Open Market  Common Stock   1,600 	 35.02
02/13/2007	Purchase  	Open Market  Common Stock   16,300 	 40.02
02/13/2007	Sell      	Open Market  Common Stock   (10,200)  28.91
02/13/2007	Sell      	Open Market  Common Stock   (2,000)	 28.91
02/13/2007	Sell      	Open Market  Common Stock   (12,700)  28.91
02/13/2007	Sell      	Open Market  Common Stock   (10,200)  28.91
02/13/2007	Sell      	Open Market  Call Options   (205)	 0.01
02/13/2007	Purchase  	Open Market  Call Options   1,060 	 1.71
02/13/2007	Purchase  	Open Market  Call Options   1,650 	 1.82
02/14/2007	Purchase  	Open Market  Call Options   600 	 3.37
02/15/2007	Purchase  	Open Market  Common Stock   5,000 	 35.02
02/15/2007	Sell      	Open Market  Common Stock   (2,500)	 44.98
02/16/2007	Purchase  	Open Market  Common Stock   30,900 	 35.02
02/16/2007	Purchase  	Open Market  Common Stock   42,100 	 40.02
02/20/2007	Purchase  	Open Market  Call Options   1,250 	 2.00
02/20/2007	Purchase  	Open Market  Call Options   1,420 	 3.29
02/21/2007  Purchase@   Open Market  Common Stock   17,400   40.02

@ Shares of Common Stock were not purchased at the discretion of the Reporting Person, rather were the result of exercised written put options.